SUB-ITEM 77M:  Mergers

	Effective as of April 25, 2003, the Fund acquired all of the net assets of each of Credit Suisse European Equity Fund, Inc. (the "Europe Fund") and Credit Suisse Opportunity Funds - International Fund (the "International Fund") in tax-free exchange of shares transactions. The Agreement and Plan of Reorganization relating to each transaction was approved at a meeting of the Boards of Directors of the Funds held on December 12, 2003. The transactions were approved by shareholders of the Europe Fund and the International Fund at meetings held on April 25, 2003.